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                             May 25, 2021

       John Hartung
       Chief Financial Officer
       Chipotle Mexican Grill, Inc.
       610 Newport Center Drive, Suite 1300
       Newport Beach, CA 92660

                                                        Re: Chipotle Mexican
Grill, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Form 8-K dated May
21, 2021
                                                            File No. 001-32731

       Dear Mr. Hartung:

               We have reviewed your May 19, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 13, 2021 letter.

       Form 8-K dated May 21, 2021

       Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year., page 1

   1.                                                   We note the recent
amendment to your bylaws pursuant to which you adopted an
                                                        exclusive forum
provision. Please confirm that in future filings, including as required by
                                                        Form 10-Q and Form
10-K, you will include appropriate disclosure describing the provision, discussing
the risks of the provision to investors, and addressing any
                                                        uncertainty about the
enforceability of the provision.
 John Hartung
Chipotle Mexican Grill, Inc.
May 25, 2021
Page 2

       You may contact Blaise Rhodes at 202-551-3774 or Suying Li at 202-551-3335 if you
have questions.



FirstName LastNameJohn Hartung                          Sincerely,
Comapany NameChipotle Mexican Grill, Inc.
                                                        Division of Corporation
Finance
May 25, 2021 Page 2                                     Office of Trade &
Services
FirstName LastName